                                                                File No. 69-299

                       SECURITIES AND EXCHANGE COMMISSION
                                Washington, D.C.

                                  Form U-3A-2

           STATEMENT BY HOLDING COMPANY CLAIMING EXEMPTION UNDER RULE
            U-3A-2 FROM THE PROVISIONS OF THE PUBLIC UTILITY HOLDING
                              COMPANY ACT OF 1935

                     To be Filed Annually Prior to March 1


                              NWO RESOURCES, INC.

hereby files with the Securities and Exchange Commission, pursuant to Rule U-3A-2, its statement claiming exemption as a holding company from the provisions of the Public Utility Holding Company Act of 1935. In support of such claim for exemption the following information is submitted:

    1. Name, state of organization, location and nature of business of claimant and every subsidiary thereof, other than any exempt wholesale generator (EWG) or foreign utility company in which claimant directly or indirectly holds an interest.

        See List of Companies (Attachment 1)

        NWO Resources, Inc. ("NWO") was organized to acquire shares of Ohio Gas Company on December 12, 1984; NWO was incorporated in Ohio and is located in Columbus, Ohio.

    2. A brief description of the properties of claimant and each of its subsidiary public utility companies used for the generation, transmission, and distribution of electric energy for sale, or for the production, transmission, and distribution of natural or manufactured gas, indicating the location of principal generating plants, transmission lines, producing fields, gas manufacturing plants, and electric and gas distribution facilities, including all such properties which are outside the State in which claimant and its subsidiaries are organized and all transmission or pipelines which deliver or receive electric energy or gas at the borders of such State.

        Ohio Gas Company's pipe line system serves the communities of Bryan, Edgerton, Edon, Montpelier, Pioneer, Stryker, West Unity in Williams County, Ohio; Archbold, Lyons, Metamora, Pettisville, Swanton, Wauseon, Fayette, Delta, in Fulton County, Ohio; Antwerp, Paulding, Payne in Paulding County, Ohio; Florida, Liberty Center, Napoleon, Okolona, Ridgeville Corners in Henry County, Ohio; Defiance, Hicksville, Ney, Sherwood in Defiance County, Ohio; Neapolis, Whitehouse in Lucas County, Ohio and rural customers in these areas.

NWO RESOURCES, INC.
U-3A-2, File No. 69-299
Page two

        2. (Continued)

           Ohio Gas Company is both a distributor and transporter of natural gas. All natural gas is delivered to Ohio Gas Company's system by Panhandle Eastern Pipe Line Company and ANR Pipeline Company. Ohio Gas Company's transmission and distribution system consists of approximately 1,237 miles of mains (on a 3-inch main equivalent basis) serving, as of December 31, 1996, approximately 40,716 customers in northwest Ohio. Ohio Gas Company purchases gas for sale to customers from various suppliers and producers.

           Other companies referenced under item 1 have no properties.

        3. The following information is for the last calendar year with respect to claimant and each of the subsidiary public utility companies:

           (a) Number of kwh of electric energy sold (at retail or wholesale), and Mcf of natural or manufactured gas distributed at retail.

               Ohio Gas Company sold at retail 6,794,011 Mcf of natural gas during the last calendar year. In addition, 3,939,418 Mcf of gas was transported for industrial and commercial customers.

               Other companies referenced under item 1 -

                                      NONE

           (b) Number of Kwh of electric energy and Mcf of natural or manufactured gas distributed at retail outside the State which each such company is organized.

                                      NONE

           (c) Number of Kwh of electric energy and Mcf of natural or manufactured gas sold at wholesale outside the State in which each such company is organized, or at the State line.

                                      NONE

           (d) Number of Kwh of electric energy and Mcf of natural or manufactured gas purchased outside the State in which each such company is organized or at the State line.

                                      NONE

NWO RESOURCES, INC.
U-3A-2, File No. 69-299
Page three

        4. The following information for the reporting period with respect to claimant and each interest it holds directly or indirectly in a EWG or a foreign utility company, stating monetary amounts in United States dollars:

           (a) Name, location, business address and description of the facilities used by the EWG or foreign utility company for the generation, transmission and distribution of electric energy for sale or for the distribution at retail of natural or manufactured gas.

                                      NONE

           (b) Name of each system company that holds an interest in such EWG or foreign utility company; and description of the interest held.

                                      NONE

           (c) Type and amount of capital invested, directly or indirectly, by the holding company claiming exemption; and any direct or indirect guarantee of the security of the EWG or foreign utility company by the holding company claiming exemption; and any debt or other financial obligation for which there is recourse, directly or indirectly, to the holding company claiming exemption or another system company, other than the EWG or foreign utility company.

                                      NONE

           (d) Capitalization and earnings of the EWG or foreign utility company during the reporting period.

                                      NONE

           (e) Identify any service, sales or construction contract(s) between the EWG or foreign utility company and a system company, and describe the services to be rendered or goods sold and fees or revenues under such agreement(s).

                                      NONE

NWO RESOURCES, INC.
U-3A-2, File No. 69-299
Page four


                                   EXHIBIT A

A consolidating statement of income and surplus of the claimant and its subsidiary companies for the last calendar year, together with a consolidating balance sheet of claimant and its subsidiary companies as of the close of such calendar year.

NWO Resources and Subsidiaries - (Attachment 2)

Oceanic Exploration Company (a 49% owned investee of International Hydrocarbons) and its subsidiaries - (Attachment 3)


                                   EXHIBIT B

Not Applicable

                                   EXHIBIT C

Not Applicable

-----------------------------------------------------------------------------

The above-named claimant has caused this statement to be duly executed on its behalf by its authorized officer on the 17th day of February, 1997.

                                   NWO Resources, Inc.



                                   by:  /s/  John E. Jones
                                        -------------------------------------
                                             John E. Jones
                                             Secretary/Treasurer

Witness:  /s/ Joyce E. Knighton
          ---------------------

Name, title and address of officer to whom notices and correspondence concerning this statement should be addressed:

                                  Mr. Samuel Randazzo
                                  65 East State Street, 18th Floor
                                  Columbus, Ohio 43215

                                                                Attachment 1
                              NWO Resources, Inc.
                               List of Companies



SUBSIDIARIES:

Ohio Gas Company                                Ohio Corporation
200 West High Street                            Natural Gas Distributor
Bryan, Ohio 43506                               E.I.N. 34-4320120

Ohio Northwest Development, Inc.                Ohio Corporation
200 West High Street                            Propane Storage Facility
Bryan, Ohio 43506                               E.I.N. 34-1041621

International Hydrocarbons                      Wyoming Corporation
P.O. Box 467                                    Investment Corporation
Cheyenne, Wyoming 82003                         E.I.N. 83-0275908


INVESTEES (MORE THAN 10% BUT LESS THAN 50% OWNERSHIP):

Oceanic Exploration Company                     Delaware Corporation
5000 South Quebec, Suite 450                    Oil and Gas Exploration/Leasing
Denver, Colorado 80237                          E.I.N. 84-0591071

Oceanic International Properties*               Colorado Corporation
5000 South Quebec, Suite 450                    Oil and Gas Exploration/Leasing
Denver, Colorado 80237                          E.I.N. 84-0742419

Oceanic Atlantic Resources*                     U.K. Corporation
 (North Sea) Limited                            Oil and Gas Exploration/Leasing
c/o Oceanic Exploration Company                 E.I.N. None
5000 South Quebec, Suite 450
Denver, Colorado 80237


*  100% owned subsidiary of Oceanic Exploration Company.

                                                                Attachment 2
                              NWO RESOURCES, INC.
                          CONSOLIDATING BALANCE SHEET
                               December 31, 1996

                                     NWO                        Ohio Northwest
                                  Resources        Ohio Gas      Development,     International     Consolidating
                                     Inc.           Company           Inc.         Hydrocarbon         entries       Consolidated
                                  -------------------------------------------------------------------------------   -------------
ASSETS
PROPERTY, PLANT AND EQUIPMENT
 Utility plant and equipment      $        --     $ 54,316,795    $         --     $         --    $      490,266(3)  $ 54,807,061
  Less accumulated depreciation
   and amortization                        --      (24,519,371)             --               --         (195,923)(3)  (24,715,294)

Nonutility plant and equipment             --               --       3,593,594               --               --        3,593,594
 Less accumulated depreciation
  and amortization                         --               --      (2,600,899)              --               --       (2,600,899)

                                  ------------------------------------------------------------------------------     ------------
                                           --       29,797,424         992,695               --          294,343       31,084,462
                                  ------------------------------------------------------------------------------     ------------
CURRENT ASSETS
 Cash and cash equivalents            227,205        2,172,034         272,829            1,099               --        2,673,167
 Accounts receivable less
  allowance of $116,566                28,482        6,024,076              --               --          (20,651)(1)    6,031,907
 Unbilled revenues                         --        1,993,509              --               --               --        1,993,509
 Notes receivable affiliates          852,304               --              --               --               --          852,304
 Deferred gas costs                        --               --              --               --               --               --
 Materials and supplies                    --          612,882              --               --               --          612,882
 Gas in storage                            --        6,559,257              --               --               --        6,559,257
 Prepayments and other                     --        1,457,260           8,316               --               --        1,465,576
                                  ------------------------------------------------------------------------------     ------------
                                    1,107,991       18,819,018         281,145            1,099          (20,651)      20,188,602
                                  ------------------------------------------------------------------------------     ------------
OTHER ASSETS
 Investments                        7,000,000               --              --               --               --        7,000,000
 Investment in Ohio Northwest
  Dev.                                     --           66,000              --               --          (66,000)(2)           --
 Investment in Ohio Gas
  Company                          32,746,226               --              --               --      (32,746,226)(2)           --
 Investment in Int'l
  Hydrocarbons                          2,864               --              --               --           (2,864)(2)           --
 Regulatory asset                          --          450,388              --               --               --          450,388
 Notes receivable and other         8,439,637             (125)             --               --               --        8,439,512
                                  ------------------------------------------------------------------------------     ------------
                                   48,188,727          516,263              --               --      (32,815,090)      15,889,900
                                  ------------------------------------------------------------------------------     ------------
                                  $49,296,718     $ 49,132,705    $  1,273,840     $      1,099    $ (32,541,398)    $ 67,162,964
                                  ==============================================================================     ============

                                                                   Attachment 2

                              NWO RESOURCES, INC.
                          CONSOLIDATING BALANCE SHEET
                               December 31, 1996

                                   NWO                      Ohio Northwest
LIABILITIES AND                 Resources      Ohio Gas       Development,     International       Consolidating
STOCKHOLDERS' EQUITY              Inc.         Company           Inc.            Hydrocarbon          entries        Consolidated
                                --------------------------------------------------------------------------------     ------------
STOCKHOLDERS' EQUITY
 Preferred stock                $23,000,000    $         -   $         -       $         -         $          -      $23,000,000
 Common Stock                        56,000     12,354,750        66,000         5,102,000          (17,522,750)(2)       56,000
 Additional paid-in capital         645,000              -             -           325,000             (325,000)(2)      645,000
 Retained earnings (deficit)     17,965,257     19,230,108       867,025        (5,424,136)           5,424,136 (2)   17,965,257
                                                                                                    (20,391,476)(2)
                                                                                                        490,266 (3)
                                                                                                       (195,923)(3)
                                ------------------------------------------------------------------------------------------------
                                 41,666,257     31,584,858       933,025             2,864          (32,520,747)      41,666,257
                                ------------------------------------------------------------------------------------------------
LONG-TERM DEBT                    7,390,000              -             -                 -                    -        7,390,000

CURRENT LIABILITIES
 Short-term borrowings                    -      2,000,000             -                 -                    -        2,000,000
 Accounts payable                   106,678      6,055,837        10,581                 -              (20,651)(1)    6,152,445
 Accrued taxes                         (147)     3,569,884       119,459            (1,765)                     (1)    3,687,431
 Rate refunds to customers                -              -             -                 -                    -                -
 Advance recovery of gas costs            -        599,353             -                 -                    -          599,353
 Other current liabilities           33,345      1,098,776        17,148                 -                    -        1,149,269
                                ------------------------------------------------------------------------------------------------
                                    139,876     13,323,850       147,188            (1,765)             (20,651)      13,588,498
                                ------------------------------------------------------------------------------------------------
DEFERRED CREDITS
 AND OTHER LIABILITIES
 Federal income taxes               100,585      1,578,788       193,627                 -                    -        1,873,000
 Investment tax credits                   -        684,777             -                 -                    -          684,777
 Regulatory obligations                   -      1,157,892             -                 -                    -        1,157,892
 Other                                    -        802,540             -                 -                    -          802,540
                                ------------------------------------------------------------------------------------------------
                                    100,585      4,223,997       193,627                 -                    -        4,518,209
                                ------------------------------------------------------------------------------------------------
                                $49,296,718    $49,132,705   $ 1,273,840       $     1,099         $(32,541,398)     $67,162,964
                                ================================================================================================

Consolidating and eliminating entries
 (1) To eliminate intercompany taxes, interest, management fees and loans
 (2) To eliminate intercompany equity and investments in subsidiaries
 (3) To amortize excess of purchase price over net assets of Ohio Gas Company

                                                                   Attachment 2
                              NWO RESOURCES, INC.
                     CONSOLIDATING STATEMENT OF OPERATIONS
                 For the Twelve Months Ended December 31, 1996



                                     NWO                       Ohio Northwest
                                  Resources       Ohio Gas      Development,     International       Consolidating
                                     Inc.          Company         Inc.           Hydrocarbon            entries       Consolidated
                                  -------------------------------------------------------------------------------------------------

OPERATING REVENUES                $       -       $39,806,654   $1,670,000        $        -         $          -      $41,476,654

OPERATING EXPENSES
 Cost of gas                              -        20,945,890            -                 -                    -       20,945,890
 Utility operations                       -         5,356,860      542,147                 -              (60,000(1)     5,839,007
 Maintenance                              -           686,561       71,467                 -                    -          758,028
 Depreciation and
   amortization                        3,192        1,698,828       80,044                 -               16,342(3)     1,798,406
 General and administrative        2,133,829                -            -                 -                    -        2,133,829
 Other taxes                          30,871        3,881,691       61,249                 -                    -        3,973,811
 Current Federal tax
   (benefit)                        (458,451)       2,550,938      346,278            (1,765)                   -        2,437,000
 Deferred Federal tax                 (5,885)         (62,459)      17,344                 -                    -          (51,000)
                                  ----------       ----------   ----------        -----------         -----------      -----------
                                   1,703,556       35,058,309    1,118,529            (1,765)             (43,658)      37,834,971
                                  ----------       ----------   ----------        -----------         -----------      -----------
  Operating income (loss)         (1,703,556)       4,748,345      551,471             1,765               43,658        3,641,683

OTHER INCOME (EXPENSES)
 Income of subsidiaries            5,003,129                -            -                 -           (5,003,129)(2)            -
 Interest income                     768,116          107,735            -                78                    -          875,929
 Interest expense                   (528,347)         (57,326)      (2,889)           (5,269)                   -         (593,831)
 Other                               757,730          488,156        7,275          (319,870)            (560,000)(1)      373,291
                                  ----------       ----------   ----------        -----------         -----------      -----------
                                   6,000,628          538,565        4,386          (325,061)          (5,563,129)         655,389
                                  ----------       ----------   ----------        -----------         -----------      -----------
NET INCOME (LOSS)                 $4,297,072       $5,286,910   $  555,857        $ (323,296)         $(5,519,471)     $ 4,297,072
                                  ==========       ==========   ==========        ==========          ===========      ===========

Consolidating and eliminating entries
(1) To eliminate intercompany taxes, interest, management fees and loans
(2) To eliminate intercompany equity and investments in subsidiaries
(3) To amortize excess of purchase price over net assets of Ohio Gas Company

                                                        Attachment 3

                          OCEANIC EXPLORATION COMPANY
                          Consolidating Balance Sheet
                               December 31, 1996

                                        Oceanic         Oceanic         Oceanic
                                        Exploration     Atlantic        Internat'l
                                        Company         Resources       Properties      Eliminations    Consolidated
                                        ----------------------------------------------------------------------------
Assets:
  Cash and cash equivalents                $   91,991      $   --        $  204,481       $    --      $   296,472
  Receivables                                   7,658          --             7,259            --           14,917
  Prepaid Expenses                               --            --             1,875            --            1,875
                                        ----------------------------------------------------------------------------
                                               99,649          --           213,615            --          313,264
                                        ----------------------------------------------------------------------------
Oil and gas property interests,
  full cost method:
  Greece                                   39,000,000          --             --               --       39,000,000
  Accumulated depletion                   (38,168,021)         --             --               --      (38,168,021)
                                        ----------------------------------------------------------------------------
                                              831,979          --             --               --          831,979
                                        ----------------------------------------------------------------------------
Other assets:
  Investment in subsidiaries                   14,304          --             --              (14,304)          --
  Intercompany receivable                   2,335,389          --             --           (2,335,389)          --
                                        ----------------------------------------------------------------------------
                                            2,349,693          --             --           (2,349,693)          --
                                        ---------------------------------------------------------------------------
                                           $3,281,321      $    --       $  213,615       $(2,349,693)  $1,145,243
                                        ============================================================================

Liabilities and Stockholders Equity:
  Notes Payable - affiliates               $    --         $    --       $3,315,540       $(2,335,389)  $  980,151
  Accounts payable                              2,020         2,927         157,042            --          161,989
  Accounts payable - affiliates                 --             --            60,000            --           60,000
  Accrued interest                              --          223,222             225            --          223,447
  United Kingdom taxes payable                  --          247,857            --              --          247,857
  Other accrued expenses                        --             --           122,234            --          122,234
                                        ----------------------------------------------------------------------------
                                                2,020       474,006       3,655,041        (2,335,389)   1,795,678
                                        ----------------------------------------------------------------------------
Intercompany payable, net                    (977,980)     (683,534)      1,661,404            --             --
Deferred Income taxes                         607,939          --              --              --          607,939
                                        ----------------------------------------------------------------------------
                                             (369,931)     (683,534)      1,661,404            --          607,939
Stockholders Equity:                    ---------------------------------------------------------------------------
  Common stock                                619,559           100             100            --          619,759
  Capital in excess of par value              155,696          --              --              --          155,696
  Retained earnings (deficit)               2,873,977       209,428      (5,102,930)          (14,304)  (2,033,829)
                                        ----------------------------------------------------------------------------
                                            3,649,232       209,528      (5,102,830)          (14,304)  (1,258,374)
                                        ----------------------------------------------------------------------------
                                           $3,281,321      $   --        $  213,615       $(2,349,693)  $1,145,243
                                        ============================================================================

                                                                    Attachment 3

                                                    OCEANIC EXPLORATION COMPANY
                                                   Consolidating Income Statement
                                           For the Twelve Months Ended December 31, 1996



                                               Oceanic         Oceanic         Oceanic
                                             Exploration       Atlantic       Internat'l
                                               Company        Resources       Properties      Eliminations    Consolidated
                                              ----------------------------------------------------------------------------
Revenues:
 Oil and gas sales - Greece                   $  854,930       $       --      $       --       $        --     $  854,930
 Interest income and other                        12,633           23,718         302,456                --        338,807
                                              ----------------------------------------------------------------------------
                                                 867,563           23,718         302,456                --      1,193,737
                                              ----------------------------------------------------------------------------
Costs and expenses:
 Interest and financing costs                         --           36,630         104,930                --        141,560
 Exploration expenses                             11,915               --          (6,418)               --          5,497
 Depletion, depreciation,
  and amortization                               332,608               --              --                --        332,608
 General and administrative                      150,934           49,030         511,998                --        711,962
                                              ----------------------------------------------------------------------------
                                                 495,457           85,660         610,510                --      1,191,627
                                              ----------------------------------------------------------------------------

Income before income taxes                       372,106          (61,942)       (308,054)               --          2,110

Provision for income taxes                      (230,816)              --              --                --       (230,816)
                                              ----------------------------------------------------------------------------
Net income (loss)                             $  141,290       $  (61,942)     $ (308,054)      $        --     $ (228,706)
                                              ============================================================================
